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Prospectus Supplement to Prospectus dated January 13, 2003

$913,280,000

SLM Student Loan Trust 2003-1

Issuer

SLM Funding LLC

Depositor

Sallie Mae Servicing L.P.

Servicer

Student Loan-Backed Securities

        On January 31, 2003, the trust will issue the following classes of notes offered by this prospectus supplement:

Class	Principal	Interest Rate	Maturity
Class A-1 Notes	$212,000,000	3-month LIBOR plus 0.02%	June 15, 2010
Class A-2 Notes	$231,000,000	3-month LIBOR plus 0.04%	June 17, 2013
Class A-3 Notes	$211,000,000	3-month LIBOR plus 0.11%	December 15, 2015
Class A-4 Notes	$197,000,000	3-month LIBOR plus 0.19%	September 15, 2017
Class B Notes	$62,280,000	3-month LIBOR plus 0.60%	June 15, 2037

The trust will make payments beginning on March 17, 2003 primarily from collections on a pool of consolidation student loans. The trust will pay principal allocable to the class A notes sequentially to the class A-1 through class A-4 notes, in that order, until paid in full, and then, pro rata, to the reset rate notes described below, until paid in full. The class B notes will not receive principal until the stepdown date, scheduled to occur on the distribution date in December 2007, and then will receive principal pro rata with the class A notes, so long as no trigger event is in effect for the related distribution date. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes.

The trust will also issue three classes of reset rate notes, the class A-5A, class A-5B and class A-5C notes, which are not being offered by this prospectus supplement. We are including information regarding these notes solely to provide a better understanding of the offered notes.

We are offering the offered notes through the underwriters at the prices shown below, when and if issued. We intend to apply for a listing of the offered notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors beginning on page S-23 of this supplement and on page 20 of the prospectus.

The offered notes are asset-backed securities issued by a trust. They are not obligations of SLM Corporation, the depositor, Sallie Mae, the servicer or any of their affiliates.

The offered notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note	100.0%	0.170%	99.830%
Per Class A-2 Note	100.0%	0.200%	99.800%
Per Class A-3 Note	100.0%	0.225%	99.775%
Per Class A-4 Note	100.0%	0.250%	99.750%
Per Class B Note	100.0%	0.400%	99.600%

We expect the proceeds to the depositor from the sale of the offered notes to be $911,241,230 before deducting expenses payable by the depositor estimated to be $399,675.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Joint Book-Runners
Deutsche Bank Securities
Merrill Lynch & Co.
Morgan Stanley

January 24, 2003

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on January 30, 2003 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/000104746903003223/a2100666z424b5.htm. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing